FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April 2007


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG Group plc


A. Notification of Interests in Shares


BG Group Share Incentive Plan ('SIP') - Free Shares & Partnership Shares


On 27 April 2007 the following Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) were awarded the numbers of BG Group plc
Ordinary Shares of 10p each set out below under the terms of the SIP. As a result of these awards the beneficial interests in the ordinary share capital of BG Group plc have increased as shown.


                  Free Shares    Partnership Shares         Revised beneficial
                   awarded at            awarded at                interest in
            a price of 730.1p     a price of 642.7p        Ordinary 10p shares
                    per share             per share

EXECUTIVE DIRECTORS
Frank Chapman            410                    117                    436,342
William Friedrich        410                    117                    370,120
Ashley Almanza           410                    117                    177,118

PDMRS
Jorn Berget              410                    117                      1,346
Charles Bland            410                    117                    174,533
Mark Carne               410                    116                      1,032
Peter Duffy              410                    117                    103,086
Stuart Fysh              410                    116                    319,955
Martin Houston           410                      -                    268,001
Stefan Ricketts          410                    117                     33,338


Note: The SIP is an HM Revenue & Customs approved all-employee share scheme. Under the rules of the SIP, partnership shares are awarded to all eligible employees at the lower of the market value at the beginning of the six-month accumulation period and the date the shares are acquired.


B. TRANSACTION IN OWN SHARES


BG Group plc also announces that it has today transferred to the Trustee of its Share Incentive Plan 651,658 ordinary shares. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BG Group plc holds 161,337,692 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,399,967,900.


BG Group plc

27 April 2007

website www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 April 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary